UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of November 2025

Commission File Number: 001-37353

SCINAI IMMUNOTHERAPEUTICS LTD.

(Translation of registrant’s name into English)

Jerusalem BioPark, 2nd Floor

Hadassah Ein Kerem Campus

Jerusalem, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

EXPLANATORY NOTE

Departure of Directors

By letters dated November 11, 2025, Prof. Avner Rotman and Dr. Morris Laster graciously tendered their resignations as directors of Scinai Immunotherapeutics Ltd. (the “Company”) at the request of Mark Germain, the Company’s Chairman of the Board, in connection with recent cost cutting measures instituted by the Company and after consultation with major shareholders. The resignations will be effective at the close of business on December 31, 2025, prior to the expiration of their respective current terms as board members.

As each director has been very important for the Company, it was a very difficult decision to downsize the Board. On behalf of the Company’s shareholders and other constituents, management wishes to thank Prof. Rotman and Dr. Laster for their long unwavering service to the Company and their willingness to contribute to the Company’s efforts to reduce its cost structure.

Change in Independent Registered Public Accounting Firm

As part of the Company's ongoing cost-cutting measures, the Audit Committee recently conducted a process to select a firm with a lower cost structure than the Company’s current independent registered public accounting firm to serve as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2025 and for an additional period until the next annual meeting of our shareholders. The Audit Committee invited a number of firms to participate in this process and following such process the Audit Committee recommended to the Board of Directors that, subject to the approval of the shareholders, the Company appoint Ziv Haft. In conjunction with the selection of Ziv Haft to serve as the Company’s independent registered public accounting firm, and subject to the approval of the Company’s shareholders at the Meeting, the engagement of the Company’s current independent registered public accounting firm, Kesselman & Keselman, a member of PricewaterhouseCoopers International Limited (“PwC”), will conclude at the end of the upcoming meeting of shareholders.

PwC served as our independent registered public accountants for the years ended December 31, 2023 and 2024. During such period, there were (i) no disagreements between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements were not resolved to the satisfaction of PwC and which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference to the subject matter of the disagreement in their reports on the Company’s consolidated financial statements for such years, and (ii) no “reportable events” as that term is defined in Item 304(a)(1)(v) of Regulation S-K.

The Company provided PwC with a copy of the disclosures made by the Company under this current report on Form 6-K and requested that PwC furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether PwC agrees with the statements made by the Company in this Form 6-K and, if not, stating the respects in which PwC does not agree. A copy of PwC’s letter is filed as Exhibit 99.1 to this Form 6-K.

This Report on Form 6-K is hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-271293 and File No. 333-239344) and Form F-3 (File No. 333-274078 and File No. 333-276767), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
99.1	Letter from Kesselman & Keselman, a member of PricewaterhouseCoopers International Limited, to the Securities and Exchange Commission, dated November 13, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Scinai Immunotherapeutics Ltd.

Date: November 13, 2025	By:	/s/ Amir Reichman
Amir Reichman
Chief Executive Officer

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